Exhibit 99.122

NR: 21-04 | January 28, 2021

Skeena Intersects Thick Intercepts Grading 5.67 g/t AuEq over 71.85 m and

9.15 g/t AuEq over 25.50 m within 21C Zone Development Buffer at Eskay Creek

Vancouver, BC (January 28, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional diamond drill core results from the Phase 2 campaign of definition and exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 2 infill program focused upon resource category conversions for the Pre-Feasibility Study (“PFS”) on open-pit constrained resources, is now complete. Six drill rigs are currently active at the Project finalizing a 5,000 m near-mine exploration program. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Infill Drilling Highlights - 21B and 21C Zones

•	22.23 g/t Au, 1,605 g/t Ag (43.63 g/t AuEq) over 2.79 m (SK-20-589)

•	20.92 g/t Au, 258 g/t Ag (24.36 g/t AuEq) over 6.45 m (SK-20-591)

•	8.50 g/t Au, 182 g/t Ag (10.92 g/t AuEq) over 10.75 m (SK-20-596)

•	23.13 g/t Au, 613 g/t Ag (31.30 g/t AuEq) over 4.10 m (SK-20-598)

•	2.52 g/t Au, 92 g/t Ag (3.75 g/t AuEq) over 27.22 m (SK-20-607)

•	5.74 g/t Au, 247 g/t Ag (9.04 g/t AuEq) over 12.75 m (SK-20-623)

•	5.38 g/t Au, 22 g/t Ag (5.67 g/t AuEq) over 71.85 m (SK-20-626)

•	8.82 g/t Au, 25 g/t Ag (9.15 g/t AuEq) over 25.50 m (SK-20-627)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

High-Grade Intersections Continue to Develop within 21C Zone Development Buffer

Intercepts from the completed Phase 2 program continue to demonstrate the tenor, continuity, and thickness of the pit-constrained resources in the 21C Zone at Eskay Creek. This is highlighted by an intercept of 5.38 g/t Au, 22 g/t Ag (5.67 g/t AuEq) over 71.85 m (SK-20-626) which confirms the continuity and grade modelled in this portion of the 21C Zone, and is corroborated by 8.82 g/t Au, 25 g/t Ag (9.15 g/t AuEq) over 25.50 m in a flanking drill hole (SK-20-627). Mineralization in this area is gold-dominant and is hosted within the footwall rhyolite with only minor grade contributions from silver. These drill holes are situated 75 m north of previously reported 7.17 g/t Au, 146 g/t Ag (9.12 g/t AuEq) over 49.60 m (SK-20-579).

The Phase 1 and 2 drilling campaigns have successfully confirmed the spatial continuity and tenor of the mineralization of the Inferred resources defined by the Company’s 2019 Mineral Resource Estimate (MRE). The incoming assay results from the Phase 2 infill drilling program continue to validate the predicted and modelled Inferred mineralization which was informed by widely spaced historical drill holes in the Skeena 2019 MRE.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Length-Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone	Phase
SK-20-585	109.25	115.65	6.40	5.66	58	6.43	21B	2
SK-20-585	123.00	133.50	10.50	1.26	10	1.40	21B	2
SK-20-587	141.52	150.02	8.50	2.04	222	5.00	21C	2
Including	143.56	144.71	1.15	7.06	387	12.22	21C	2
and	144.71	145.54	0.83	5.09	1,135	20.22	21C	2
SK-20-588	145.00	152.31	7.31	3.20	106	4.60	21C	2
Including	146.97	147.66	0.69	14.95	392	20.18	21C	2
SK-20-588	165.86	177.50	11.64	2.02	83	3.12	21C	2
Including	167.35	167.85	0.50	5.14	460	11.27	21C	2
SK-20-589	145.50	148.24	2.74	3.85	140	5.72	21C	2
Including	146.41	147.41	1.00	8.58	368	13.49	21C	2
SK-20-589	151.38	154.17	2.79	22.23	1,605	43.63	21C	2
Including	151.38	152.24	0.86	18.55	2,360	50.02	21C	2
and	152.24	152.74	0.50	71.70	1,510	91.83	21C	2
and	152.74	153.67	0.93	7.59	1,230	23.99	21C	2
and	153.67	154.17	0.50	6.33	1,100	21.00	21C	2
SK-20-589	165.50	182.79	17.29	1.85	69	2.77	21C	2
SK-20-590	148.00	150.00	2.00	0.89	6	0.96	21B	2
SK-20-590	160.00	174.13	14.13	2.19	23	2.50	21B	2
SK-20-591	137.50	143.95	6.45	20.92	258	24.36	21B	2
Including	141.00	142.00	1.00	20.60	220	23.53	21B	2
and	142.00	143.00	1.00	43.20	864	54.72	21B	2
and	143.00	143.95	0.95	61.20	420	66.80	21B	2
SK-20-591	146.00	158.65	12.65	3.76	116	5.30	21B	2
Including	147.00	148.00	1.00	9.52	180	11.92	21B	2
and	151.00	152.00	1.00	10.55	50	11.22	21B	2
SK-20-591	169.70	173.50	3.80	2.95	5	3.01	21B	2

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone	Phase
SK-20-592	132.55	134.80	2.25	5.10	127	6.78	21B	2
Including	134.00	134.80	0.80	9.40	210	12.20	21B	2
SK-20-592	140.10	149.60	9.50	2.43	90	6.30	21B	2
Including	147.50	148.55	1.05	4.53	504	11.25	21B	2
SK-20-592	171.00	173.00	2.00	1.39	5	1.45	21B	2
SK-20-593	133.00	152.50	19.50	3.10	60	3.90	21B	2
Including	135.00	136.00	1.00	9.49	172	11.78	21B	2
and	140.00	140.60	0.60	9.48	196	12.09	21B	2
and	140.60	141.17	0.57	7.74	207	10.50	21B	2
SK-20-593	164.50	172.00	7.50	2.84	6	2.91	21B	2
SK-20-594	128.75	170.00	41.25	1.39	35	1.85	21B	2
SK-20-594	179.00	183.50	4.50	1.45	9	1.57	21B	2
SK-20-594	188.00	190.00	2.00	1.47	13	1.64	21B	2
SK-20-595	132.00	155.00	23.00	2.07	33	2.50	21B	2
Including	134.50	135.50	1.00	10.50	19	10.75	21B	2
SK-20-595	167.00	188.00	21.00	1.18	8	1.29	21B	2
SK-20-596	131.00	141.75	10.75	8.50	182	10.92	21B	2
Including	132.00	133.00	1.00	11.95	145	13.88	21B	2
and	133.00	134.00	1.00	14.85	231	17.93	21B	2
and	134.00	135.00	1.00	14.65	467	20.88	21B	2
and	135.00	135.85	0.85	29.40	628	37.77	21B	2
and	135.85	136.35	0.50	20.90	189	23.42	21B	2
SK-20-596	144.50	166.50	22.00	2.16	8	2.26	21B	2
Including	165.15	166.50	1.35	15.75	16	15.96	21B	2
SK-20-597	127.50	139.75	12.25	2.53	21	2.81	21B	2
Including	130.80	131.75	0.95	14.05	26	14.40	21B	2
SK-20-597	153.50	162.00	8.50	1.09	6	1.18	21B	2
SK-20-597	164.50	167.00	2.50	1.55	9	1.67	21B	2
SK-20-597	172.90	182.00	9.10	1.36	5	1.43	21B	2
SK-20-598	115.00	119.10	4.10	23.13	613	31.30	21B	2
Including	117.00	118.00	1.00	34.80	1,585	55.93	21B	2
and	118.00	118.50	0.50	56.90	741	66.78	21B	2
and	118.50	119.10	0.60	50.30	911	62.45	21B	2
SK-20-598	131.05	137.00	5.95	1.84	47	2.47	21B	2
SK-20-598	141.50	153.05	11.55	3.23	11	3.37	21B	2
Including	149.00	150.00	1.00	11.90	23	12.21	21B	2
SK-20-598	161.00	176.00	15.00	1.54	5	1.61	21B	2
SK-20-599	129.80	140.20	10.40	3.27	40	3.81	21B	2
Including	134.65	135.20	0.55	17.80	87	18.96	21B	2
SK-20-599	150.50	153.50	3.00	0.83	5	0.90	21B	2
SK-20-599	156.50	170.40	13.90	1.27	9	1.39	21B	2
SK-20-599	173.15	177.15	4.00	1.65	23	1.96	21B	2
SK-20-599	181.60	186.00	4.40	1.03	5	1.09	21B	2
SK-20-602	142.00	151.60	9.60	1.62	11	1.77	21C	2
SK-20-603	141.00	144.39	3.39	0.75	40	1.29	21C	2
SK-20-603	147.35	153.00	5.65	1.18	6	1.25	21C	2
SK-20-603	176.00	191.00	15.00	1.43	8	1.54	21C	2
SK-20-605	146.00	152.54	6.54	1.44	7	1.53	21C	2
SK-20-606	131.50	143.85	12.35	2.44	64	3.29	21B	2
SK-20-606	146.50	152.00	5.50	1.20	22	1.49	21B	2
SK-20-606	159.50	168.50	9.00	1.68	30	2.08	21B	2
SK-20-607	115.00	117.30	2.30	6.01	181	8.42	21B	2
Including	116.60	117.30	0.70	15.35	411	20.83	21B	2
SK-20-607	125.24	152.46	27.22	2.52	92	3.75	21B	2

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone	Phase
Including	147.71	149.00	1.29	13.15	841	24.36	21B	2
SK-20-608	113.50	116.00	2.50	4.85	81	5.94	21B	2
SK-20-608	122.00	131.00	9.00	2.85	86	3.99	21B	2
SK-20-608	134.00	141.10	7.10	2.54	7	2.63	21B	2
SK-20-608	144.15	146.95	2.80	1.00	8	1.11	21B	2
SK-20-609	128.50	141.12	12.62	1.44	131	3.19	21B	2
SK-20-609	144.58	153.12	8.54	0.66	9	0.78	21B	2
SK-20-609	155.64	170.00	14.36	1.13	8	1.24	21B	2
SK-20-609	172.68	175.30	2.62	5.04	37	5.52	21B	2
SK-20-613	113.00	115.00	2.00	0.51	20	0.77	21C	2
SK-20-613	134.03	152.00	17.97	1.40	29	1.79	21C	2
SK-20-614	142.70	152.70	10.00	1.73	161	3.87	21C	2
SK-20-614	162.50	172.00	9.50	2.18	6	2.25	21C	2
SK-20-614	176.85	185.50	8.65	1.54	5	1.60	21C	2
SK-20-616	145.00	150.50	5.50	1.78	511	8.58	21C	2
Including	145.00	146.00	1.00	1.24	958	14.01	21C	2
and	146.71	147.70	0.99	0.94	893	12.85	21C	2
and	147.70	148.82	1.12	0.60	742	10.49	21C	2
SK-20-616	156.50	160.00	3.50	0.88	11	1.03	21C	2
SK-20-616	164.64	182.50	17.86	2.42	6	2.49	21C	2
SK-20-617	141.68	147.05	5.37	4.10	201	6.78	21C	2
Including	143.15	144.05	0.90	18.15	1,020	31.75	21C	2
SK-20-617	165.20	179.00	13.80	3.11	5	3.17	21C	2
Including	172.00	173.50	1.50	10.05	<5	10.05	21C	2
SK-20-618	150.45	159.00	8.55	0.61	5	0.68	21C	2
SK-20-618	163.00	172.00	9.00	3.57	119	5.16	21C	2
Including	169.00	170.50	1.50	13.30	269	16.89	21C	2
SK-20-618	175.00	179.50	4.50	2.93	5	3.00	21C	2
SK-20-620	140.17	149.00	8.83	1.53	118	3.11	21C	2
Including	141.05	141.59	0.54	7.22	958	19.99	21C	2
SK-20-620	156.00	166.00	10.00	1.12	5	1.18	21C	2
SK-20-620	169.28	187.00	17.72	3.55	19	3.80	21C	2
Including	170.53	172.03	1.50	21.20	141	23.08	21C	2
SK-20-620	190.00	196.00	6.00	1.06	5	1.12	21C	2
SK-20-621	170.47	173.00	2.53	1.17	18	1.41	21C	2
SK-20-621	178.00	187.00	9.00	2.60	5	2.67	21C	2
SK-20-622	174.88	177.35	2.47	11.50	271	15.11	21C	2
Including	174.88	176.00	1.12	21.40	513	28.24	21C	2
SK-20-623	133.25	146.00	12.75	5.74	247	9.04	21C	2
Including	134.80	135.44	0.64	30.20	1,220	46.47	21C	2
and	135.44	136.13	0.69	26.60	147	28.56	21C	2
and	139.30	139.80	0.50	4.96	1,390	23.49	21C	2
and	139.80	140.32	0.52	12.15	2,650	47.48	21C	2
and	142.00	143.00	1.00	13.45	22	13.74	21C	2
SK-20-623	160.26	162.40	2.14	1.16	5	1.22	21C	2
SK-20-623	173.30	189.30	16.00	2.46	6	2.54	21C	2
Including	176.00	177.00	1.00	11.00	7	11.09	21C	2
SK-20-625	157.61	174.50	16.89	1.72	8	1.82	21C	2
SK-20-625	187.00	216.50	29.50	2.52	18	2.76	21C	2
Including	215.00	216.50	1.50	25.90	91	27.11	21C	2
SK-20-625	222.50	227.00	4.50	1.10	5	1.17	21C	2
SK-20-625	230.00	235.95	5.95	1.06	5	1.13	21C	2
SK-20-626	162.18	234.03	71.85	5.38	22	5.67	21C	2
Including	188.25	188.97	0.72	21.60	6	21.68	21C	2

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone	Phase
and	188.97	190.00	1.03	15.10	9	15.22	21C	2
and	190.00	191.50	1.50	18.95	31	19.36	21C	2
and	191.50	192.12	0.62	26.90	19	27.15	21C	2
and	192.12	192.99	0.87	10.10	221	13.05	21C	2
and	192.99	193.49	0.50	23.50	200	26.17	21C	2
and	193.49	194.50	1.01	21.00	250	24.33	21C	2
and	194.50	196.00	1.50	15.70	23	16.01	21C	2
and	196.00	197.50	1.50	31.30	53	32.01	21C	2
and	199.58	200.18	0.60	83.60	194	86.19	21C	2
SK-20-627	161.00	186.50	25.50	8.82	25	9.15	21C	2
Including	178.12	179.50	1.38	12.15	6	12.23	21C	2
and	179.50	181.00	1.50	17.95	7	18.04	21C	2
and	181.00	182.50	1.50	45.30	26	45.65	21C	2
and	182.50	183.50	1.00	33.10	43	33.67	21C	2
and	183.50	184.60	1.10	38.30	65	39.17	21C	2
and	184.60	185.23	0.63	8.21	343	12.78	21C	2
SK-20-627	192.50	208.00	15.50	2.24	19	2.49	21C	2
Including	193.50	194.23	0.73	19.50	49	20.15	21C	2
SK-20-627	215.00	219.50	4.50	0.86	28	1.23	21C	2
SK-20-627	222.50	225.50	3.00	0.93	16	1.14	21C	2
SK-20-627	229.00	233.00	4.00	1.16	5	1.22	21C	2
SK-20-538						Abandoned	21C	2
SK-20-553						Abandoned	21C	2
SK-20-561						Abandoned	21B	2
SK-20-567						NSA	HW	1
SK-20-568						NSA	HW	1
SK-20-569						NSA	HW	1
SK-20-570						NSA	HW	1
SK-20-575						Assays Pending		2
SK-20-576						Abandoned	21C	2
SK-20-577						Abandoned	21C	2
SK-20-580						Assays Pending		2
SK-20-581						Abandoned	21B	2
SK-20-586						NSA	21C	2
SK-20-600						Abandoned	21B	2
SK-20-601						Abandoned	21B	2
SK-20-604						Assays Pending		2
SK-20-610						Assays Pending		2
SK-20-611						Assays Pending		2
SK-20-612						Assays Pending		2
SK-20-615						Assays Pending		2
SK-20-619						Assays Pending		2
SK-20-624						Assays Pending		2

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-538	9755.3	10753.6	892.2	123.3	112.1	-72.0
SK-20-553	9809.4	10565.9	956.7	38.0	115.9	-82.1
SK-20-561	9866.5	10440.1	1012.3	64.0	127.2	-57.0
SK-20-567	9880.5	10806.0	911.8	85.0	54.1	-72.0
SK-20-568	9880.5	10806.0	913.9	100.0	53.9	-58.0
SK-20-569	9880.5	10806.0	915.7	97.0	61.9	-62.0
SK-20-570	9880.5	10806.0	913.5	97.8	77.0	-57.1
SK-20-576	9761.4	10289.0	1018.7	58.0	140.0	-85.1
SK-20-577	9761.4	10289.0	1014.2	4.0	144.9	-81.1
SK-20-581	9886.9	10361.8	1013.5	20.0	102.2	-66.3
SK-20-585	9886.9	10361.8	1013.4	135.0	149.9	-68.1
SK-20-586	9797.8	10458.7	1004.0	242.0	90.2	-84.3
SK-20-587	9738.1	10633.7	925.3	152.0	50.0	-79.0
SK-20-588	9740.2	10301.5	1013.8	186.0	4.7	-77.6
SK-20-589	9740.2	10301.5	1014.3	200.0	345.0	-81.0
SK-20-590	9889.1	10558.3	971.4	191.0	14.9	-75.9
SK-20-591	9889.1	10558.3	971.5	188.0	30.0	-75.8
SK-20-592	9889.1	10558.3	972.3	183.1	48.1	-77.1
SK-20-593	9889.1	10558.3	972.2	180.0	52.4	-82.0
SK-20-594	9889.1	10558.3	970.0	190.0	71.2	-69.3
SK-20-595	9889.1	10558.3	969.2	200.0	71.3	-74.5
SK-20-596	9889.1	10558.3	969.3	185.0	79.9	-81.2
SK-20-597	9889.1	10558.3	972.1	185.0	82.7	-72.6
SK-20-598	9889.1	10558.3	971.8	176.0	82.2	-67.0
SK-20-599	9889.1	10558.3	972.5	195.0	95.0	-74.9
SK-20-600	9866.5	10440.1	1011.2	73.0	127.0	-57.4
SK-20-601	9866.5	10440.1	1010.6	14.0	127.4	-56.9
SK-20-602	9755.3	10753.6	893.4	175.0	37.0	-77.1
SK-20-603	9755.3	10753.6	892.5	200.0	40.8	-74.9
SK-20-605	9755.3	10753.6	892.6	165.0	59.2	-67.3
SK-20-606	9866.5	10440.1	1010.5	195.0	128.1	-57.2
SK-20-607	9923.3	10471.9	996.1	155.0	95.1	-78.9
SK-20-608	9923.3	10471.9	997.2	155.0	123.6	-74.0
SK-20-609	9923.3	10471.9	998.2	180.0	144.8	-82.0
SK-20-613	9712.5	10627.4	918.7	158.0	108.2	-70.2
SK-20-614	9755.9	10661.4	910.9	200.0	86.1	-68.0
SK-20-616	9755.9	10661.4	912.9	188.0	90.0	-62.0
SK-20-617	9755.9	10661.4	911.8	180.0	98.0	-65.0
SK-20-618	9755.9	10661.4	915.6	185.0	99.9	-60.0
SK-20-620	9755.9	10661.4	912.3	200.0	98.2	-69.2
SK-20-621	9755.9	10661.4	912.6	190.0	102.2	-55.8
SK-20-622	9755.9	10661.4	913.1	195.0	106.1	-51.7
SK-20-623	9755.9	10661.4	911.9	201.0	110.1	-69.0
SK-20-625	9855.7	10366.1	1012.8	242.0	242.3	-74.0
SK-20-626	9855.7	10366.1	1012.7	250.0	242.1	-70.1
SK-20-627	9855.7	10366.1	1013.1	250.0	251.9	-69.8

ESKAY CREEK PROJECT
21C ZONE
VERTICAL SECTION 10340N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
FORMER 25 METRE
DEVELOPMENT BUFFER
4.43 / 6.02
SK-20-588: 4.60 / 7.31
BASALTS
0.99 / 3.00
1.60 / 3.90
SK-20-625: 1.82 / 16.89
11.03 / 3.87
850 mASL
SK-20-627: 9.15 / 25.50
SK-20-588: 3.12 / 11.64
1.15 / 31.00
0.73 / 9.00
2.16 / 4.90
8.41 / 20.00
3.34 / 20.42
CONTACT MUDSTONES
SK-20-627: 2.49 / 15.50
4.08 / 13.00
SK-20-625: 2.76 / 29.50
2019 PEA PIT LIMITS
21C ZONE
SK-20-626: 5.67 / 71.85
RHYOLITES
1.01 / 2.50
0.95 / 20.75
800 mASL
0.93 / 2.80
2.91 / 17.79
SK-20-627
SK-20-626
SK-20-625
50 METRES
750 mE
800 mE
850 mE
HISTORICAL MINE DEVELOPMENT
2019 AU-AG PEA RESOURCES
2020 SKEENA DRILL INTERCEPT
(G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT
(G/T AUEQ / METRES)